Exhibit 99.1

FEMSA Files 2016 SEC Annual Report

Monterrey, Mexico, April 21, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (SEC) and its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange).

These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

Shareholders may receive a hard copy of the report, which includes FEMSA’s audited financial statements, free of charge through the contact listed below.

Contact:
investor@femsa.com.mx
(52) 818-328-6167

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a a Health Division, which includes all drugstores and related operations, and a Fuel Division, operating the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.